

**THAICOM Public Company Limited**
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
**www.thaicom.net, www.ipstar.com**




10015409

Ref. No. TC 130/2010

March 3, 2010



The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office Shin Satellite Public Co Ltd

Re: Information Filing to the Stock Exchange of ~~Thailand of Thaicom Public Company~~ Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 013/2010 and TC-CP 014/2010**

  Subject: - Resignation of Director
  - Report on the results of the exercise of warrants (ESOP Grant IV and V) in February 2010

  Date: March 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

3/23

# Summary Translation Letter
# To the Stock Exchange of Thailand
# March 3, 2010

TC-CP 014/2010

March 2, 2010

Subject: Report on the results of the exercise of warrants (ESOP Grant IV and V) in February 2010.

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

| **Details of ESOP** | **Grant IV** | **Grant V** |
|---|---|---|
| The number of warrants (units) | 7,562,100 | 10,033,800 |
| Issuing Date | May 31, 2005 | May 31, 2006 |
| Exercise Price (Baht/Share) | 16.441 | 11.87 |
| Exercise Ratio (warrant : ordinary share) | 1:1.02245 | 1:1 |
| Maturity of Warrants | 5 years from the issuing date | |

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV and V) in February 2010, as follows;

| **Outstanding of ESOP** | **Grant IV** | **Grant V** |
|---|---|---|
| No. of exercised warrants in this month (units) | - | - |
| No. of remaining unexercised warrants (units) | 7,562,100 | 10,033,800 |
| No. of shares derived from this exercise (shares) | - | - |
| No. of remaining shares reserved for warrants (shares) | 7,732,100 | 10,058,800 |

Rule 12g3-2 (b) Exemption File No. 82-4527

# Summary Translation Letter
# To the Stock Exchange of Thailand
# March 3, 2010

---

TC-CP 013/2010

March 2, 2010

Subject: Resignation of Director

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") would like to inform that Ms. Nidchanun Santhavesuk has resigned from the position of Director, authorize director and Member of the Executive Committee effective from March 1, 2010 onward due to health reason. At present, the Company is in the process of finding suitable and qualified person to replace Ms. Nidchanun and will notify the SET when the replacement is appointed.

Please be informed accordingly.